UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

Perceptron, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

71361F100
(CUSIP Number)

Kevin A. McGovern, Esq. c/o Harbert Discovery Fund, LP 2100 Third Avenue North Suite 600 Birmingham, AL 35203 Telephone Number 205-987-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

987,091

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

987,091

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

987,091

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

987,091

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

987,091

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

987,091

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Fund Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

999,227

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

999,227

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

999,227

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%

14.	TYPE OF REPORTING PERSON

IA, CO

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

999,227

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

999,227

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

999,227

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack Bryant

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

987,091

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

987,091

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

987,091

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenan Lucas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

987,091

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

987,091

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

987,091

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond Harbert

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

999,227

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

999,227

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

999,227

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	71361F100

Item 1.	Security and Issuer.

The name of the issuer is Perceptron, Inc., a Michigan corporation (the "Issuer"). The address of the Issuer's principal executive offices is 47827 Halyard Drive, Plymouth, Michigan, United States of America. This Schedule 13D relates to the Issuer's common stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	This Schedule 13D is being filed jointly by (i) Harbert Discovery Fund, LP, a Delaware limited partnership (the "Fund"), (ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the "Fund GP"), (iii) Harbert Fund Advisors, Inc., an Alabama corporation ("HFA"), (iv) Harbert Management Corporation, an Alabama corporation ("HMC"), (v) Jack Bryant, a United States citizen, (vi) Kenan Lucas, a United States citizen and (vii) Raymond Harbert, a United States citizen (collectively the "Reporting Persons").

	(b)	The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

	(c)	Kenan Lucas is the Managing Member and Portfolio Manager of the Fund GP, which serves as the general partner of the Fund. Jack Bryant is a Senior Advisor to the Fund, and a Vice President and Senior Managing Director of HMC. Raymond Harbert is the controlling shareholder, Chairman and Chief Executive Officer of HMC, an alternative asset investment management firm that is the managing member of the Fund GP. Mr. Harbert also serves as the Chairman, Chief Executive Officer and Director of HFA, an indirect, wholly owned subsidiary of HMC, which provides the Fund with certain operational and administrative services. The principal business of the Fund is purchasing, holding and selling securities for investment purposes.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which HFA, HMC, the Fund GP, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Shares directly owned by Harbert Discovery Fund, LP is approximately $4,688,874.

Item 4.	Purpose of Transaction.

This item is hereby amended to add the following:

On June 13, 2019, the Issuer entered into the Fifth Amendment to Standstill Agreement (the "Fifth Standstill Agreement Amendment") with the Reporting Persons, which further amended the Standstill Agreement. Among other things, the Fifth Standstill Agreement Amendment (i) modifies certain limitations related to the Reporting Persons' right to acquire shares of common stock of the Issuer, (ii) requires that the Issuer nominate, recommend and support Mr. Bryant for election at the 2019 Annual Meeting of Shareholders of the Issuer, (iii) modified certain provisions relating to the composition of the Issuer's Board of Directors and (iv) extended the term of the Standstill Agreement so that it generally terminates on the date that is thirty days prior to the deadline for a shareholder to submit nominations at the 2020 Annual Meeting of Shareholders of the Issuer.

The foregoing description of the Fifth Standstill Agreement Amendment is not complete and is qualified in its entirety by reference to the Fifth Standstill Agreement Amendment, which is incorporated by reference to Exhibit 10.1 of the 8-K filed by the Issuer with the Securities and Exchange Commission on June 14, 2019.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, HFA, HMC and Raymond Harbert may be deemed to be the beneficial owners of 999,227 Shares, which constitutes 10.4% of the Shares, and the Fund GP, the Fund, Jack Bryant and Kenan Lucas may be deemed to be the beneficial owners of 987,091 Shares, which constitutes 10.2% of the Shares, based upon 9,644,469* shares outstanding as of the date hereof.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 999,227 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 999,227 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 999,227 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 999,227 Shares.

The Fund GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 987,091 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 987,091 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 987,091 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 987,091 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 987,091 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 987,091 Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 987,091 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 987,091 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 999,227 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 999,227 Shares.

The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by the Reporting Persons in the shares of Common Stock within the late 60 days, are set forth below:

Date	Price Per Share	Number of Shares Purchased	Explanatory Statement
6/12/2019	$4.32	5,000	Purchased by the Fund on the open market.
6/13/2019	$4.75	477,991	Purchased by the Fund pursuant to a private stock purchase agreement dated June 13, 2019.

*	This outstanding Shares figure reflects the number of outstanding Shares at May 6, 2019, as reported in the Issuer's Form 10-Q, filed on May 9, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Standstill Agreement, the private stock purchase agreement, the Non-Disclosure Agreement and the Joinder Agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

In connection with his service as a Director of the Issuer, Jack Bryant has been issued 8,000 stock options. The options have a three-year vesting schedule whereby one-third of the options vested on September 1, 2017 and are currently exercisable, one-third of the options vested on September 1, 2018 and are currently exercisable, and the final one-third of the options vest and are exercisable on or after September 1, 2019, subject to accelerated vesting upon the occurrence of certain changes in control of the issuer. The options are exercisable for a period of ten years from September 1, 2016, the date of the grant, unless earlier terminated due to the termination of Jack Bryant’s service as a director of the issuer. These options and the 6,802 Shares beneficially owned solely by HFA are held for the benefit of the investors of the Fund.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

Exhibit B: Standstill Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 10, 2016).

Exhibit C: Non-Disclosure Agreement (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 10, 2016).

Exhibit D: Joinder Agreement (incorporated by reference to Exhibit 10.8 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 10, 2016).

Exhibit E: Standstill Agreement Amendment (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 21, 2016).

Exhibit F: Second Standstill Agreement Amendment (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 6, 2017).

Exhibit G: Third Standstill Agreement Amendment (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 21, 2017).

Exhibit H: Fourth Standstill Agreement Amendment (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 14, 2018).

Exhibit I: Amendment to Joinder Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 14, 2018).

Exhibit J: Fifth Amendment Standstill Agreement Amendment (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 14, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2019
(Date)

Harbert Discovery Fund, LP*

By:	Harbert Discovery Fund GP, LLC,
its General Partner

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC*

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.*

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation*

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant*
Jack Bryant

/s/ Kenan Lucas*
Kenan Lucas

/s/ Raymond Harbert*
Raymond Harbert

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment to Schedule 13D, dated June 17, 2019, relating to the Common Stock, $0.01 par value of Perceptron, Inc. shall be filed on behalf of the undersigned.

June 17, 2019
(Date)

Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC,
its General Partner

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant
Jack Bryant

/s/ Kenan Lucas
Kenan Lucas

/s/ Raymond Harbert
Raymond Harbert